News Release

FOR IMMEDIATE RELEASE:

CONTACT: Sandra K. Vollman
Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S. CAN REPORTS FOURTH QUARTER RESULTS

Lombard, IL, February 28, 2005 — U.S. Can reported net sales of $212.2 million for its fourth quarter ended December 31, 2004 compared to $209.0 million for the corresponding period of 2003, a 1.6% increase. Full year 2004 net sales increased 2.6% to $844.8 million from $823.4 million for 2003. For both periods, sales volumes of U.S. Aerosol and Plastic products increased. These increases were offset by volume decreases in the Company's International and Custom & Specialty business segments. The quarter and full year results also include revenues related to increased raw material costs that have been passed on to U.S. customers and favorable foreign currency translation impacts on sales made in Europe.

For the fourth quarter of 2004, U.S. Can reported gross profit of $19.2 million or 9.1% to sales, compared to $18.1 million or 8.7% to sales in the fourth quarter of 2003. Full year 2004 gross profit was $79.4 million (9.4% to sales) versus $77.2 million (9.4% to sales) for 2003. Fourth quarter gross profit increased as a result of volume increases in the Company's U.S. Aerosol and Plastic products and operational efficiencies in the International segment, driven by our German food can profitability improvement plan. The improvements were partially offset by decreased volume in the Company's Custom & Specialty business segment, and higher steel costs. Gross profit for 2004 was positively impacted by increased volume in our U.S. Aerosol business segment and cost reductions and operational improvements in our International business segment; however, gross profit was negatively impacted by increased steel costs. In accordance with the terms of the Company's customer agreements, steel cost increases were passed through to customers beginning in the second quarter and continuing into the third quarter of 2004. Due to the timing of the implementation of the selling price increases versus the cost increases in the first half of the year, and additional increases incurred in the second half of the year, the Company did not recover all of the cost increases for 2004.

Selling, general and administrative expenses for the fourth quarter were $11.5 million or 5.4% of sales compared to $9.4 million or 4.5% of sales in the fourth quarter of 2003. Selling, general and administrative expenses for the year ended December 31, 2004 were $41.9 million or 5.0% of sales compared to $36.0 million or 4.4% of sales for the same period in 2003. The increase is primarily due to provisions for severance payments for two of the Company's former executive officers, professional fees incurred in connection with the Company's investigation of its France operations, and the negative impact of the translation of expenses incurred in foreign currencies to U.S. dollars.

The Company recorded special charges of $3.3 million (of which $1.8 million represents non-cash charges) in the fourth quarter of 2004. Special charges for the full year 2004 were $8.7 million (of which $4.7 million represents non-cash charges). The special charges related to position elimination costs in Europe, the Company's German product line profitability review, and the closings of the New Castle, PA lithography and Olive Can Custom & Specialty plants in October, 2004.

Other income of $2.3 million was recorded in the fourth quarter of 2004, compared to $0.2 million in 2003. Full year other income was $2.7 million versus $0.4 million in 2003. The income represents the Company's share of the net income of its joint venture equity investment in Argentina, and dividends, other income and sale proceeds related to an investment in operations that were formerly owned by the company.

Fourth quarter 2004 interest expense was $13.0 million as compared to $13.5 million for the fourth quarter of 2003, and $51.2 million and $54.4 million for the 2004 and 2003 annual periods, respectively. The decrease in 2004 is primarily due to the expiration of the Company's interest rate protection agreements in the fourth quarter of 2003 and lower interest rates as a result of the new credit agreement entered into during the second quarter of 2004.

Amortization of bank financing fees were $1.6 million for the fourth quarter of 2004 and 2003, and $5.1 million and $6.1 million for the 2004 and 2003 year to date periods, respectively. For the year, the Company also recorded a loss from early extinguishment of debt of $5.5 million associated with the termination of the Company's former Credit Facility (Senior Secured Credit Facility). The loss represents the write-off of unamortized deferred financing costs related to the Senior Secured Credit Facility.

The Company recorded income tax expense of $2.4 million for the fourth quarter of 2004 versus a benefit of $0.2 million for the fourth quarter of 2003. For the year ended December 31, 2004, the Company's domestic income tax expense was offset by certain international tax benefits. For the same period of 2003, the Company recorded income tax expense of $2.0 million. The Company had previously recorded valuation allowances as it could not conclude that it was "more likely than not" that all of the deferred tax assets of certain of its foreign operations would be realized in the foreseeable future. Accordingly, the Company has not recorded income tax benefits related to the 2004 and 2003 losses of those operations. In addition, during the fourth quarter of 2004, the Company provided a valuation allowance of $7.0 million to provide for the estimated unrealizable amount of its domestic net deferred tax assets as of December 31, 2004. The Company will continue to assess the valuation allowances and, to the extent it is determined that such allowances are no longer required, the tax benefit of these net deferred tax assets will be recognized in the future.

The net loss before preferred stock dividends was $10.3 million for the fourth quarter 2004, compared to a net loss of $5.7 million for the fourth quarter 2003. The net loss before preferred stock dividends for 2004 was $30.3 million compared to $21.3 million for 2003.

Earnings before interest, taxes, depreciation, amortization, special charges relating to our restructurings and certain other charges and expenses, as defined under the terms of our new Credit Facility ("Credit Facility EBITDA") was $19.1 million for the fourth quarter of 2004 and $16.9 million for the fourth quarter of 2003. Total 2004 Credit Facility EBITDA was $79.9 million for 2004, an increase of $4.9 million versus the same period of 2003. The Company considers Credit

Facility EBITDA to be a useful measure of its current financial performance and its ability to incur and service debt. In addition, Credit Facility EBITDA is a measure used to determine the Company's compliance with its Credit Facility. The most directly comparable GAAP financial measure to Credit Facility EBITDA is net loss. Below is a quantitative reconciliation of net loss to Credit Facility EBITDA.

	4th Quarter		YTD	
	2004	2003(a)	2004	2003(a)
	(In millions)			
Net Loss	$ (10.3)	$ (5.7)	$ (30.3)	$ (21.3)
Plus: Income Tax Provision (Benefit)	2.4	(0.2)	-	2.0
Plus: Interest Expense	13.0	13.5	51.2	54.4
Plus: Bank Financing Fees	1.6	1.6	5.1	6.1
Plus: Loss from Early Extinguishment of Debt	-	-	5.5	-
Plus: Depreciation and Amortization	9.7	8.3	38.7	33.5
Plus: Cash Special Charges	1.5	(0.2)	4.0	0.4
Plus: Non-Cash Special Charges	1.8	-	4.7	-
Plus: Severance Payments to Former CEO	-	-	1.2	-
Plus: Other Add-backs (Subtractions) as Specified in Lending Agreement	(0.6)	(0.4)	(0.2)	(0.1)
Credit Facility EBITDA	$ 19.1	$ 16.9	$ 79.9	$ 75.0

(a) 2003 Credit Facility EBITDA numbers were calculated under the Company's former Senior Secured Credit Facility agreement. The Company's 2003 EBITDA numbers would not materially change if calculated under the Company's new Credit Facility.

At year-end 2004, the Company did not have any borrowings outstanding under its $65.0 million revolving loan portion of its Credit Facility. Letters of Credit of $12.4 million were outstanding securing the Company's obligations under various insurance programs and other contractual agreements. The Company's reported cash balance was $7.1 million.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include our substantial debt and ability to generate sufficient cash flow to service this debt; the timing and cost of plant closures; the level of cost reduction achieved through restructuring; the success of new technology; the timing of, and synergies achieved through, integration of acquisitions; changes in market conditions or product demand; loss of important customers or volume; downward product price movements; changes in raw material costs and currency fluctuations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

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http://www.uscanco.com

U.S. CAN CORPORATION
STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in Thousands)

	For the Three Months Ended		For the Year Ended	
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
Net Sales	$ 212,240	$ 208,995	$ 844,779	$ 823,442
Cost of Goods Sold	193,021	190,901	765,358	746,246
Gross Profit	19,219	18,094	79,421	77,196
Selling, General and Administrative Expenses	11,503	9,389	41,896	35,986
Special Charges	3,331	(208)	8,747	382
Other (Income) Expense	(2,303)	(194)	(2,735)	(419)
Interest Expense	12,986	13,510	51,232	54,411
Bank Financing Fees	1,595	1,583	5,081	6,118
Loss from Early Extinguishment of Debt	-	-	5,508	-
Loss From Operations Before Income Taxes	(7,893)	(5,986)	(30,308)	(19,282)
Provision (Benefit) for Income Taxes	2,387	(243)	(3)	2,049
Net Loss	(10,280)	(5,743)	(30,305)	(21,331)
Preferred Stock Dividend Requirement	(3,862)	(3,690)	(15,299)	(13,821)
Net Loss Attributable to Common Stockholders	$ (14,142)	$ (9,433)	$ (45,604)	$ (35,152)

U.S. CAN CORPORATION
BALANCE SHEETS
AS OF DECEMBER 31, 2004 and 2003
(Unaudited)
(Dollars in Thousands)

	December 31, 2004		December 31, 2003	
ASSETS				
Current Assets	$	229,234	$	214,210
Property, Plant and Equipment		227,022		247,489
Noncurrent Assets		101,496		112,719
Total Assets	$	557,752	$	574,418
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities	$	170,811	$	176,337
Long-Term Debt		550,551		535,767
Long-Term Liabilities		72,566		77,271
Preferred Stock		162,253		146,954
Stockholders' Equity		(398,429)		(361,911)
Total Liabilities and Stockholders' Equity	$	557,752	$	574,418